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03 AUG -6 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA


03029047

30th July 2003

SUPPL

Ladies and Gentlemen:

Aggreko plc
File Number 82-4659

On behalf of Aggreko plc, I hereby submit information summarised on the attached schedule pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours faithfully

A Paul Allen
Company Secretary

Enc

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Aggreko plc
121 West Regent Street
Glasgow G2 2SD
Scotland UK

Tel +44(0)141 225 5900
Fax +44(0)141 225 5949



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 177553

Company Name in full Aggreko plc

	Day	Month	Year
Date of appointment	01	07	2003
†Date of Birth	18	05	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: The Honourable *Honours etc:

Forename(s): Rupert Christopher

Surname: Soames

Previous Forename(s): None Previous Surname(s): None

†† Usual residential address: Ridgebarn Farm House, Cuddington

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: Aylesbury Postcode: HP18 0AE

County / Region: Bucks Country: England

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): see attached

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 1 JULY 2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1 JULY 2003

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Paul Allen, Aggreko plc
121 West Regent Street, Glasgow
G2 2SD Tel 0141 225 5900
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number 177553

† Directors only.

†Other directorships: see attached

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number SC177553 Schedule to Form 288a
Aggreko plc

Details of any relevant current and previous directorships:

Rupert Christopher Soames

Baggeridge Brick PLC	
Misys International Banking Systems (Risk) Limited	resigned 12/07/2002
Misys Securities Trading Systems Limited	resigned 12/07/2002
Misys Asset Management Systems Limited	resigned 12/07/2002
Summit Systems International Limited	resigned 12/07/2002
Kindle Group Limited	resigned 12/07/2002
Misys International Banking Systems Limited	resigned 12/07/2002
Optionspark Limited	resigned 15/02/2000

Title	Date	Entity requiring item
Form 288a Appointment of a Director	1st July 2003	UK Companies Registry
Form 363s Annual return	30th July 2003	UK Companies Registry

Companies House

— for the record —

Company Name

AGGREKO PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Public Limited Company

Company Number

SC177553

Information extracted from Companies House records on

29th June 2003

Section 1: Company details

Ref: SC177553/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	121 West Regent Street Glasgow G2 2SD	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7132 Rent civil engineering machinery	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - SC177553

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Arthur Paul ALLEN **Address** Lindisfarne 4 West Montrose Street Helensburgh Dunbartonshire G84 9JS	Name Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Arthur Paul ALLEN ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Angus George COCKBURN **Address** 27 Dreghorn Loan Edinburgh Midlothian EH13 0DF **Date of birth** 24/06/1963 **Nationality** British **Occupation** Finance Director	Name Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Angus George COCKBURN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Roy Vickers MCGLONE MA(OXON) ACA,ACT **Address** Walnut Cottage Binfield Heath Henley-On-Thames Oxfordshire RG9 4DP **Date of birth** 22/08/1953 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Roy Vickers MCGLONE MA(OXON) ACA,ACT ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Hendrik Jan Adriaan MOLENAAR **Address** ~~7 Douglas Gardens~~ ~~Bearsden~~ ~~Glasgow~~ ~~G61 2SJ~~ **Date of birth** 30/03/1964 **Nationality** Dutch **Occupation** Manager	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address RUSBERGSEWEG 369 4838 ED BREDA NETHERLANDS UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Hendrik Jan Adriaan MOLENAAR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Hargreaves NORTHRIDGE	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Broadoak House Heathside Park Road Woking Surrey GU22 7JE	Address ______
	Date of birth 31/01/1956	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Director	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Nigel Hargreaves NORTHRIDGE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Philip Graham ROGERSON	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Fair Acre 72 Morston Road Blakeney Holt Norfolk NR25 7BE	Address ______
	Date of birth 01/01/1945	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Company Director	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Philip Graham ROGERSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Andrew Cameron SALVESEN	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Findrack Torphins Aberdeenshire AB31 4LJ	Address ____ ____ ____
	Date of birth 05/09/1947	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Company Director	Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _
		Date Andrew Cameron SALVESEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Frederick Alexander Bruce SHEPHERD	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 46 Heriot Row Edinburgh Midlothian EH3 6EX	Address ____ ____ ____
	Date of birth 24/11/1942	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Managing Director	Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _
		Date Frederick Alexander Bruce SHEPHERD ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** George Pinckney WALKER	Name ____________
	Address 134 Enchanted Oak Blvd Lafayette Louisiana Usa 70508	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________
	Date of birth 22/05/1957	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** American	Date of birth _ _ / _ _ / _ _ _ _
	Occupation Director	Nationality ____________
		Occupation ____________
		Date of change _ _ / _ _ / _ _ _ _
		Date George Pinckney WALKER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY 20 PENCE

Number of shares issued

267,830,913

Aggregate Nominal Value of issued shares

£53,566,182-60

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 21/07/2002

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - SC177553

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature A Paul A (~~Director~~ / Secretary)

Date 30 / 07 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *21/7/2003*

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **21st July 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: PAUL ALLEN

Telephone number *inc code*: 0141 2255900

Address: AGGREKO plc, 121 WEST REGENT ST, GLASGOW

DX number *if applicable*: _ _ _ _ _ _

DX exchange:

Postcode G2 2SD